

September 2, 2015

<u>Via Email</u>
Eric M. Krautheimer, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA
90067

> **Re:** **W2007 Grace Acquisition I, Inc.**
> **Schedule 13E-3**
> **Filed by W2007 Grace Acquisition I, Inc.,**
> **W2007 Grace II Acquisition II, Inc.**
> **PFD Holdings, LLC**
> **Whitehall Parallel Global Real Estate Limited Partnership 2007**
> **W2007 Finance Sub, LLC**
> **Whitehall Street Global Real Estate Limited Partnership 2007**
> **Todd Giannoble, Greg Fay and Brian Nordahl**
> **File No. 5-43459**
> **Filed August 14, 2015**

Dear Mr. Krautheimer:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Special Factors, page 1

1. Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a SC 13e-3 and furnish the required disclosures. The transaction statement consists primarily of disclosures provided only by the Company. Revise throughout to include the required disclosure with respect to each filing person. Please note also our subsequent comments 3 and 4.

Item 2, page 10
Transactions in the Preferred Stock by the Filing Person during the Past Two Years, page 10

2. You have disclosed the transaction effected by PFD in the fourth quarter of 2014. Disclosure in the Form 10-K indicates that PFD also purchased 1,422,485 shares of Series B and C Preferred Stock in August 2013. Please revise your disclosure accordingly. Refer generally to Item 1002(f) of Regulation M-A.

Item 3, page 11

3. Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a SC 13e-3 and furnish the required disclosures. Please explain why W2007 Grace I, LLC and the Goldman Sachs Group, Inc. are not included as filing persons on the SC 13e-3. In that regard, we note that both entities provided their written consents with respect to the common and preferred stock they held in order to approve the merger agreement, which constituted the antecedent approval required to effect the purchase of shares that will result in the company going private. Please revise or advise.

4. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of SC 13e-3. Please ensure that each filing person added in response to this comment executes the signature page. Additionally, you will need to revise the disclosure to include all of the information required by SC 13e-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. *See* Item 8 of SC 13e-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

<u>Item 4, page 18</u>

5. Please supplementally provide us with the basis for your conclusion that the accounting treatment is not material within the context of this transaction. Alternatively, revise to specify the accounting treatment. Refer to Item 4 of SC 13e-3 and Item 1004(a)(2)(vi) of Regulation M-A.

6. Please revise to provide further details regarding material discussions involving any of the filing persons surrounding the Stipulation and Settlement agreement and the decision by the board to adopt the merger agreement. Also, please disclose any material discussions the filing parties engaged in regarding the relative benefit to unaffiliated holders associated with a distribution of proceeds from a sale of assets (i.e., from the ARC transaction and Excluded Hotel Asset sale) versus the settlement. Refer generally to Item 5 of SC 13e-3.

7. Please disclose the participants involved, including financial advisors, if any, that engaged in discussions in which the $26 per share merger consideration was derived. Refer generally to Item 4 of SC 13e-3 and Item 1004 of Regulation M-A.

<u>Item 7, page 22</u>

<u>Purposes, Alternatives, Reasons and Effects</u>

8. Other than discussions regarding a distribution of proceeds from (1) the ARC transaction and possible Excluded Hotel Assets or (2) a Settlement, please revise to address any material discussions amongst the filing parties regarding alternative transactions involving the company's securities. In this regard, we note that PFD Holdings had indicated its intention to launch a tender offer for shares it did not already own but did not commence an offer. Describe any other material discussions regarding alternative transactions involving any other filing person. Refer generally to Item 7 of SC 13e-3.

<u>Item 8, Fairness of the Merger, page 22</u>

9. Please revise to eliminate an excessive amount of defined terms under the caption "Special Factors-Fairness of the Merger".

10. Please revise the fairness discussion in the transaction statement to clarify <u>each</u> filing person's determination regarding the substantive and procedural fairness of the transaction. Currently, disclosure on page 4 only addresses the Company's conclusions.

11. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Revise the fairness discussion to address factors (i), (iii) and (iv)-(vii) listed in Instruction 2 to Item 1014 of Regulation M-A. To the extent a filing person relied on the analysis of another party, such as a financial advisor, to fulfill this disclosure obligation, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. *See* Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719.

12. We note the consideration by the Board of the comparative amounts receivable pursuant to the Stipulation and Settlement versus the sale of assets. Please provide further details and support for the estimates derived, inclusive of the material assumptions noted in the discussion regarding the proceeds potentially distributable from the ARC transaction and Excluded Hotel assets. For example, please disclose the reasons for any assumptions that decreased the total of the overall proceeds potentially distributable on a per share basis to shareholders.

13. We note that the proceeds receivable from the ARC Transaction were approximately $1.808 billion. Please refer to our prior comment. Please consider providing further context to the discussion under "Special Factors-Fairness of the Merger" by showing how the filing persons were able to derive a $22.96 valuation per share value based on the sum of the ARC Transaction and Excluded Hotel Assets proceeds.

14. Please refer to our prior comment. We note disclosure that no reports were provided with respect to the merger. Please supplementally advise us of whether an external third party prepared *any* reports or analyses, whether final *or preliminary*, if the Board considered such analyses when comparing the relative benefits of proceeds payable to the Holder class. Refer generally to Item 9 of SC 13e-3.

15. We note disclosure in the Form 10-Q for the period ended June 30, 2015 regarding transactions effected in 2014 and 2015 between the Company, the filing persons and their affiliates, including the payment of disposition fees and/or advisory fees by the Company and/or its subsidiaries (i.e., Senior Mezz) to various affiliates of the filing persons in connection with the ARC Transaction. Please revise the discussion of fairness to disclose whether the filing persons considered the overall impact of such payment transfers to affiliates, inclusive of the possible impact the payments could have on the valuation of potential assets remaining for distribution to unaffiliated holders.

Item 13. Financial Statements

16. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions